UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Choix, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> California

> *Date of Organization:*

> September 3, 2020

Physical Address of Issuer:

1299 Fourth Street, Suite 202E, San Rafael, CA 94901

Website of Issuer:

https://mychoix.co

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

February 12, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

11

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$67,418	$23,279
Cash & Cash Equivalents	$67,418	$23,279
Accounts Receivable	$0	$0
Current Liabilities	$52,046	$2,682
Long-Term Liabilities	$40,000	$40,000
Revenues/Sales	$542,590	$29,313
Cost of Goods Sold	$193,457	$9,260
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(5,225)	$(19,403)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

CHOIX, INC.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $250,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by February 12, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $2,000,000 by offering to sell up to $2,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/choix (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $12,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $12,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Voting Agreement, dated as of May 10, 2022, under which the Company, Series Seed Preferred Stockholders and certain other key stockholders agreed to, among other things (i) voting provisions (a) regarding the Board, including Board composition, and (b) to increase authorized common stock of the Company; and (ii) a drag-along right. Pursuant to the Voting Agreement, the Common Stockholders and the Series Seed Preferred Stockholders each have a right to select one (1) director to the Board of Directors of the Company. The Common Stock director shall also be the CEO of the Company.

The Company has also entered into a Management Rights letter with a Series Seed investor, dated May 10, 2022, in which the Company has agreed to provide such key investor certain contractual management rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the FDA and state medical agencies regulate and oversee the sales of certain of the medicines we offer. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations that are ever-changing. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

The Company is a direct to consumer telehealth company. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future, from current internet retailers and those who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering –

it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Choix, Inc. is a direct-to-consumer telehealth company that focuses on providing sexual and reproductive healthcare.

The Company is headquartered in California and qualified to conduct business in California, Colorado, Illinois, New Mexico, and Maine. The Company sells its products and services through the internet.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing, expanding into new jurisdictions, and investing in technology and product development. The Company aims to achieve profitability in 2024. The capital we raise here will empower us to increase our sales and marketing efforts, expand our business into new markets and grow out our infrastructure as we continue to aggressively grow our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Medication Abortion	Virtual consultation, medication, shipping and follow-up care for abortions within the first ten weeks of pregnancy.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Emergency Contraception	Virtual consultation, medication and shipping for emergency contraception (Plan B).	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Hormonal Birth Control	Virtual consultation, medication and shipping for hormonal birth control (pill, patch or ring).	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Non-Hormonal Birth Control	Virtual consultation, medication and shipping for non-hormonal birth control (Phexxi).	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
UTI Care	Virtual consultation, medication and shipping for recurring or single time urinary tract infections.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Cold Sore Treatment	Virtual consultation, medication and shipping for recurring or single time oral herpes.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.
Genital Herpes Treatment	Virtual consultation, medication and shipping for recurring or single time genital herpes.	Anyone with a uterus between the ages of 15-50 and located in approved jurisdictions.

Competition

The markets in which several of our products are sold in the general sexual and reproductive tele-health space are highly competitive. The Company is the first U.S. telehealth company to offer asynchronous abortion care in multiple states. Our primary competitors are HeyJane, Planned Parenthood, and Wisp.

Customer Base

Our patients range from 15-54 in California, Colorado, Illinois, New Mexico, and Maine. We are working to expand the states our products and services are offered in.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the FDA and various state medical agencies regulate the medicines we may offer and sell in a particular jurisdiction. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Technology & Product Development (1)	0%	$0	10%	$123,500
Sales and Marketing (2)	0%	$0	25%	$308,750
Infrastructure (3)	84%	$21,000	10%	$123,500
General Working Capital(4)	10%	$2,500	49%	$605,150
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest in technology and product development. We have a very small team and intend to hire a data scientist and at least one full stack engineer.

(2) Our sales and marketing efforts are handled by a very small team. We will use the proceeds to hire additional team members, as well as expand our sales and marketing efforts.

(3) We will use the proceeds to hire additional clinical providers and staff to support our patients, as well as for operational roles to support the team and the business.

(4) As we expand to new states and offer additional services, we will use the proceeds for our legal and general operational budget.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cindy Adam	CEO, Co-Founder and Chairman	CEO, Co-Founder and Chairman of Choix, Inc., 2020 – Present • Responsible for strategy and driving vision for the future of the Company. Family Nurse Practitioner, East Bay Women's Health Center, 2019 -2021 • Conducted annual exams, prenatal care, menopausal management, screening and treatment of STIs, and contraceptive counseling and care. Family Nurse Practitioner, San Francisco Department of Public Health, Community Health Programs for Youth (CHPY), 2017 - 2020 • Provided sexual and reproductive health, primary care, and urgent care services to youth and young adults at various CHPY clinics throughout San Francisco. Nurse Practitioner, The Pill Club Medical Group 2017 -2019 • Provided direct patient care for contraceptive care via asynchronous telehealth. One of first NPs hired at The Pill Club. Support in development of clinical protocols.	University of California, Santa Barbara, B.A, Global Studies, 2016; University of California, San Francisco, Masters of Science in Nursing, 2015
Jennifer Giroux	Chief Brand Officer	Chief Brand Officer of Choix, Inc., 2022 – Present • Responsible for brand and marketing strategy and execution, as well as agency partnerships for brand, creative and design, messaging, PR / comms, advertising, content and social media. Self-Employed Consultant, Freelance Client Service Professional and Creative Project Manager, 2015 - 2022 • Operational Consulting & Management for traditional, digital, branding & design, experiential agencies. • Client service, brand, account, & project management.	University of Massachusetts, Amherst, B.A, Communications, 1998

		- Business development strategy, pitch development and strategic copywriting. - Creative production, team curation & management.	
Rhonda Pitman	Chief Financial Officer	CFO of Choix, Inc., 2022 – Present - Responsible for financial modeling, ongoing strategy, analysis and financial impacts of business transitions, accounting/bookkeeping and financial reporting. Controller and CFO of Crowns & Hops Inc., 2020 – Present - Financial strategy, financial modeling for fundraising, manufacturing ops/finance, AP/AR, accounting, reporting. CFO and Business Management of Butcher Girls Inc., 2019 – Present - Financial modeling, financial strategy and reporting. CFO and Controller of Revry, 2020 – Present - Developed financial model for Revry as prep for a seed round of funding and leading into a series A; quarterly investor reporting; managing day-to-day finances and accounting, building the organization's standard and best practices. CFO and Financial Advisor of SORCE, 2020 – Present - Developed a financial model; financial strategy and day-to-day operations; worked with founders to shape pricing models, sales commission structures and baseline expenses to set the business up for scalability and fundraising. CFO and Strategic Advisor of Sharpe Suiting Inc, 2022 - Present - Financial strategy, financial modeling for fundraising, manufacturing ops/finance. Coaching team for fundraising and scaling business.	Portland State University - School of Business MIM, International Business, Socio-Economics, Mandarin, 2004; University of Arkansas B.A., Art History, Printmaking, 2000
Mark Adam	President, CTO, and Co-Founder	President, CTO and Co-Founder of Choix, Inc., 2020 – Present Responsible for day to day business operations and platform; previously also handled finance and marketing	George Mason University, M.S., Computer Engineering, 2009; George Washington University,

		Enterprise Architect Director of Akamai Technologies, 2013 – 2022 ● Empower America's Web Performance and Akamai experts to define, develop, and deliver Professional Services (PS) engagements to help improve our customer's online businesses. ● Achieved through direct management and marketing of the America's Web Consulting team, establishing strategy and operations for our organizations adaptation to and driving of industry trends (DevOps, APIs, webperf, performance monitoring), and overseeing the execution of our PS offerings (mPulse and Consulting) at the level expected by our diverse client base.	B.S., Computer Engineering, 2006
Aisha Wagner	Co-Chief Medical Officer and Co-Founder	Co-Chief Medical Officer and Co-Founder of Choix, Inc., 2020 – Present ● Co-author of clinical protocols, medical questionnaires, and overall vision of clinical care with Choix ● Consultant and collaborating physician for advanced practice team. Community Health Center, Physician, 2019 - Present ● Providing full-spectrum patient-centered primary care in a Federally Qualified Health Center. Planned Parenthood Los Angeles, Physician Independent Contractor, 2019 - Present ● Providing abortion and contraception care, chart review for advanced practice clinicians, and back-up on call provider. TEACH, Medical Director, 2021 - Present ● Supports training, policy, and advocacy work for TEACH's comprehensive reproductive health training program for primary care clinicians, residents and faculty, including didactic and clinical practice.	University of California San Francisco Family and Community Medicine Residency Program, San Francisco, CA, 2013 – 2016; Keck School of Medicine of the University of Southern California, Los Angeles, CA, Doctor of Medicine, 2013; University of Puget Sound, Tacoma, WA Bachelor of Arts, Spanish, 2005
Lauren Dubey	Chief of Nursing and Co-Founder	Chief Nursing Officer and Co-Founder of Choix, 2020- Present ● Develop and implement clinical protocols for reproductive health startup providing abortion care and other reproductive health services. Author full patient education materials and website content for abortion services; co author	University of California, San Francisco, Masters of Science in Nursing, 2016

		educational materials for other services. Launched first fully asynchronous telehealth abortion platform in the United States Bailey Health/You Health, Hims & Hers, Nurse Practitioner, 2020 – 2021 ● Provide asynchronous telehealth services for sexual wellness/health, and primary care (limited). Femme Next Generation Women's Care, Nurse Practitioner, 2020 - 2022 ● Provide routine and urgent gynecologic healthcare cervices to women across the lifespan. Planned Parenthood Los Angeles, Nurse Practitioner, 2016 - 2020 ● Delivered comprehensive reproductive healthcare services to men and women in Los Angeles County at multiple health centers, in person and via telemedicine, including routine and urgent needs. Perform and interpret first and second trimester obstetric ultrasounds in the context of prenatal and abortion care. LARC insertions and removals. Provide medication and pre-operative surgical abortion services	
Moira Rashid	Co-Chief Medical Officer	Co-Chief Medical Officer of Choix, Inc., 2022 – Present ● Co-author of clinical protocols, medical questionnaires, and overall vision of clinical care with Choix ● Consultant and collaborating physician for advanced practice team. Attending Physician, Planned Parenthood Los Angeles, 2019 - Present ● Provide comprehensive reproductive health care, including abortion care up to 17 weeks gestation ● Teach residents and medical students in procedural competency, counseling, and patient management ● Supervise NP and PA practitioners in clinic. Telehealth Physician, Hims/Hers, 2019 – Present ● Provide telehealth services including reproductive health, dermatology, mental health, and limited primary care.	University of California, San Francisco, Family and Community Medicine Residency, 2013-2016 Tufts University School of Medicine, Doctor of Medicine, 2013 University of California San Diego, B.A.. International Studies, 2008

		● Engage with patients via synchronous and asynchronous platforms. Attending Physician, UCLA Urgent Care, 2019 - 2022 ● Diagnose and treat common urgent care conditions for pediatric, adult, and geriatric patients including respiratory illness, gynecologic concerns, musculoskeletal injuries, and dermatologic procedures ● Refer patients as necessary for emergency or specialty care	
Melissa Madera	Head of Partnerships and Research	Head of Research and Partnerships at Choix, Inc., 2022 – Present Responsible for establishing, building and maintaining partnerships with the variety of different organizations within reproductive care and justice. In addition, leveraging their experience in research and analysis to ensure the Company is defining and meeting their goals for community impact. Founder and Director, The Abortion Diary, 2013 – Present Creator, story-listener, story-sharer, producer, audio editor, and host of the Abortion Diary's podcast. Manage all operations, both technical and administrative. Project Manager and Researcher, The LBJ School of Public Affairs, 2018 - Present Involved in all aspects of Project-SANA including qualitative research, manuscript preparation, interviews, training of research team, mentoring of staff and students, coordinating meetings and reviewing policies and budgets.	Baruch College, B.A., History, 2001 Pace University, MST, Social Studies Education, 2003 Binghamton University, M.A., Latin American and Caribbean History and Graduate Certificate in Feminist Theory, 2006 Binghamton University, Ph.D., Latin American and Caribbean History, 2011
Nitin Rai	Director	Director of Choix, Inc., 2022 – Present Provide board oversight Managing Partner and Founder of Elevate Capital, 2016 - Present Founder and managing partner; oversees investments in startups CEO and Co-Founder of First Insight Corporation, 1994 - Present Responsible for strategy and general CEO duties	Dalhousie University (Halifax, Canada), BSc, Computer Science, 1988

Biographical Information

<u>**Cindy Adam:**</u> Cindy is the CEO, Co-Founder and a Director of the Company. Cindy completed her Master's Degree in Nursing at the University of California in San Francisco. She started her nursing career practicing full scope primary care with the Santa Rosa and Santa Cruz Community Clinics. She specialized in sexual & reproductive heathcare through her work with the San Francisco Department of Public Health, in private practice with a local ob-gyn, and was one of the first nurse practitioners with an early stage contraceptive care telehealth provider. Cindy also had the pleasure of working with UCSF's Advancing Standards in Reproductive Health Turnaway Study on the experiences of people seeking abortions. Cindy and Lauren Dubey, Chief Nursing Officer for the Company, won the National Abortion Federation 2022 Clinicians in Abortion Care Leadership Award for their work advancing the scope of NP practice through their work at the Company.

<u>**Jen Giroux:**</u> Jen is the Chief Marketing Officer of the Company. She brings over 20 years of marketing, operational and production experience at boutique creative shops with in-house production capabilities of various disciplines, from radio and print to experiential and digital. Her career has spanned across a wide variety of industries and brands including PUMA, GE, Nike, BitTorrent, Warner Bros. and NewYork-Presbyterian Hospital. Jen's years of managing relationships at the intersection of business and creative led her to executive leadership roles such as Director of Client Service and Managing Director for hyper-creative shops like Syrup & Alldayeveryday. In recent years, Jen shifted her focus to consulting and freelance client service/project management, working with agency founders both in a consulting and management capacity as well as freelancing on select creative and marketing projects.

<u>**Rhonda Pitman:**</u> Rhonda is the CFO of the Company. She is a finance and operations expert who serves as a CFO and Controller to a wide array of venture backed and burgeoning business clients and startups. Rhonda has spent the last decade focused on early stage companies, building and operationalizing businesses. Prior to that, Rhonda spent 5 years at Ares Management bridging technology, finance and operations for both the public and privately held sides of the organization. She works with founders and leadership that aligns with her own core values and beliefs that diverse representation, planetary and human sustainability are critical to how we build and redefine the future of business and our world.

<u>**Mark Adam:**</u> Mark is the President, CTO and Co-Founder of the Company. He received his Bachelor of Science in Computer Engineering from The George Washington University, and his Masters of Science from George Mason University. Mark has been involved in all aspects of creating and building online experiences throughout his work history and most recently was an Enterprise Architect Director for Akamai Technologies before he transitioned full-time to the Company. In that role, Mark was responsible for the consulting teams that worked with the largest and most technologically complex companies online to improve their customers' online experience. Mark has brought that experience to building and operating the Company.

<u>**Dr. Aisha Wagner:**</u> Aisha is the Co-Chief Medical Officer and Co-Founder of the Company. She graduated from the UCSF-SFGH Family Medicine residency and completed both the Reproductive Health Access Project fellowship in NYC and the Leadership Training Academy through Physicians for Reproductive Health–both focusing on advocacy for equity and access within the abortion world. Dr. Wagner currently works at an FQHC in Los Angeles and contracts for Planned Parenthood Los Angeles. As a black physician she draws pride in serving communities of color and strives to bring a reproductive justice framework into her learning, teaching and patient care. Dr. Wagner did her undergraduate studies at University of Puget Sound, attended medical school at University of Southern California and completed residency at the University of California San Francisco Family and Community Medicine Residency Program.

<u>**Lauren Dubey:**</u> Lauren is the Chief Nursing Officer and Co-Founder of the Company. She completed her Master's Degree in Nursing at the University of California in San Francisco in Family Nursing. Lauren started her nursing career at Planned Parenthood, where she quickly become the official staff trainer for advanced clinical services in prenatal care, abortion care, and ultrasound. She has deep experience providing both urgent and ongoing gynecologic healthcare services to women across the lifespan in person and via telehealth before co-founding the Company, during her time with PPLA, Femme, Bailey Health/You Health, Hims & Hers & Maven Clinic. Lauren and Cindy Adam, the Company's CEO, won the National Abortion Federation 2022 Clinicians in Abortion Care Leadership Award for their work advancing the scope of NP practice through their work at Choix.

<u>**Dr. Moira Rashid**</u>: Moira is the Co-Chief Medical Officer of the Company. Dr Rashid graduated from the Tufts University School of Medicine and Public Health with a Doctor of Medicine in Public Health. She completed her residency at UCSF-SFGH. She has been officially involved with reproductive healthcare since 2010 through her work with organizations like the Sharewood Project, Physicians for Human Rights and the Senhoa Foundation. In addition,

Dr. Rashid's numerous research papers, presentations and interviews highlight her expertise and advocacy for reproductive healthcare throughout her career in New York City, the San Francisco Bay Area and now Los Angeles where she is a physician for Planned Parenthood and Hims/Hers.

Melissa Madera: Melissa is the Head of Partnerships and Research at the Company. She works directly with Company executives and clinicians to be able to better understand the impact the Company has on the broader community and what partnerships would be best for all parties involved. Melissa leverages her experience in research, storytelling and the abortion care community to ensure the Company understands the variety of different issues and experiences patients had and are having. Melissa has been involved in education, research and bringing a cohesive voice to those that she works with, through her time as a teacher, assistant professor, researcher, interviewer and doula, her insights all have the patient/community first.

Nitin Rai: Nitin is a Director of the Company. He is a highly successful software technology leader and entrepreneur turned Venture Capitalist. Nitin is the Founder and Managing Partner of Elevate Capital, which has invested over $45 million in 54 startups. He started his career in Silicon Valley as an engineer at two startups. In 1994, he founded First Insight Corporation, a highly successful electronic health records (EHR), practice management, and ophthalmic image management software company, and a revenue cycle management service (Fast Pay Health) for eye care professionals based in Hillsboro, Oregon, and Pune, India.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company has entered into an indemnification agreement with Nitin Rai, a director of the Company.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**") and 3,100,000 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"). All of the Preferred Stock are designated as Series Seed Preferred Stock. Additionally, the Company has established the 2022 Stock Option Plan for which 2,307,000 shares are authorized for issuance thereunder. As of the date of this Form C, 10,000,000 shares of Common Stock and 1,614,387 shares of Series Seed Preferred Stock will be issued and outstanding. Additionally, the Company has not issued any awards under the 2022 Stock Option Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	86.10%

Type	Series Seed Preferred Stock
Amount Outstanding	1,614,387
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.6504, subject to adjustment; (b) Right to receive non-cumulative dividends at an annual rate of 6% of the Original Issue Price; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the then applicable Original Issue Price; (e) Automatic conversion into Common Stock upon either (i) the consent of the requisite holders or (ii) the closing of a firm commitment underwritten IPO that results in the listing of the Common Stock on the NYSE or NASDAQ and aggregate gross proceeds to the company of at least $50 million; and (f) Protective provisions so long as 51% of the Series Seed issued in the transaction remains outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock at a later date. The issuance of such additional shares of Series Seed Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.90%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Loan Advances from Company Executives and Shareholders
Amount Outstanding	$40,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Amount and Type or Class Held**	**Percentage Ownership (in terms of voting power)**
Cindy Adam	4,200,000 shares of Common Stock	36.16%
Mark Adam	4,000,000 shares of Common Stock	34.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 30, 2022, the Company had an aggregate of approximately $250,000 in cash and cash equivalents, leaving the Company with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0	10,000,000*	N/A	May 10, 2022	Section 4(a)(2)
Series Seed Preferred Stock	$1,050,000	1,614,387	Sales and Marketing and General Working Capital	May 10, 2022; August 8, 2022; August 26, 2022; September 11, 2022	Reg. D Rule 506(b)

*Reflects a 1-for-100,000 stock split on such date

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(i)   In May 2020 and June 2020, respectively, Cindy and Mark Adam, executives and shareholders of the Company, provided two (2) loan advances to the Company of $25,000 and $15,000, respectively, for an aggregate amount of $40,000. The balance as of August 31, 2022 was $40,000. These loan advances do not carry an interest rate and do not have a maturity date.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://mychoix.co

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

<center>ADDITIONAL INFORMATION</center>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/ Cindy Adam
_____
(Signature)

Cindy Adam
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cindy Adam
_____
(Signature)

Cindy Adam
_____
(Name)

Director
_____
(Title)

October 6, 2022
_____
(Date)

/s/ Nitin Rai
_____
(Signature)

Nitin Rai
_____
(Name)

Director
_____
(Title)

October 6, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Choix Inc.

(a California Corporation)

Unaudited Financial Statements

Period of September 3, 2020 (Inception)
through December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Choix Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 22, 2022

To: Board of Directors of Choix Inc.
          Attn: Mark Adam, President and CTO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Choix Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of September 3, 2020 (Inception) through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Choix Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

CHOIX, INC
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	67,418	$	23,279
Total Current Assets		**67,418**		**23,279**
Total Assets	**$**	**67,418**	**$**	**23,279**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	13,402	$	-
Credit Cards		38,645		2,682
Total Current Liabilities		**52,046**		**2,682**
Long-Term Liabilities				
Related Party Loans		40,000		40,000
Total Long-Term Liabilities		**40,000**		**40,000**
Total Liabilities		**92,046**		**42,682**
Stockholders' equity				
Common Stock, No par value; 100 authorized; 100 issued and outstanding as of December 31, 2021 and 2020		-		-
Additional Paid in Capital		-		-
Retained Earnings		(24,628)		(19,403)
Total Stockholders' Equity		**(24,628)**		**(19,403)**
Total Liabilities and Stockholders' Equity	**$**	**67,418**	**$**	**23,279**

The accompanying footnotes are an integral part of these financial statements.

CHOIX, INC
INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021		2020	
Revenues	$	542,590	$	29,313
Cost of Goods Sold		193,457		9,260
Net income		**349,133**		**20,053**
Operating Expenses				
Advertising and marketing		118,097		2,596
General and administrative		60,459		17,211
Salaries and wages		181,217		2,783
Rent		6,000		2,500
Professional services		17,175		14,371
Total Operating Expenses		**382,948**		**39,461**
Other Income				
Other income/ (expense)		28,590		5
Total Other income (expense)		**28,590**		**5**
Net Income (Loss)	**$**	**(5,225)**	**$**	**(19,403)**

The accompanying footnotes are an integral part of these financial statements.

CHOIX, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Value ($ par)			
Balance as of September 3, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	100	-	-	-	-
Net loss	-	-	-	(19,403)	(19,403)
Balance as of December 31, 2020	100	-	-	(19,403)	(19,403)
Issuance of Common Stock	-	-	-	-	-
Net loss	-	-	-	(5,225)	(5,225)
Balance as of December 31, 2020	100	$ -	$ -	$ (24,628)	$ (24,628)

The accompanying footnotes are an integral part of these financial statements.

CHOIX, INC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021		2020	
Cash Flows from Operating Activities				
Net Income (Loss)	$	(5,225)	$	(19,403)
Adjustments to reconcile net income (loss) to net cash provided by operations:				
Changes in operating assets and liabilities:				
Accounts payable		13,402		-
Credit cards		35,963		2,682
Net cash provided by (used in) operating activities		**44,139**		**(16,721)**
Cash Flows from Investing Activities				
Net cash used in investing activities		**-**		**-**
Cash Flows from Financing Activities				
Issuance of related party loans		-		40,000
Net cash used in financing activities		**-**		**40,000**
Net change in cash and cash equivalents		**44,139**		**23,279**
Cash and cash equivalents at beginning of period		23,279		-
Cash and cash equivalents at end of period	$	**67,418**	$	**23,279**
Supplemental information				
Interest paid		-		-
Income taxes paid		-		-

The accompanying footnotes are an integral part of these financial statements.

CHOIX, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Choix, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in California on September 3, 2020. The Company is a telemedicine clinic providing reproductive and sexual healthcare - including abortion care. The Company empower patients to get safe and affordable care they need via telehealth. The Company's headquarters are in San Rafael, CA. The Company began operations in 2020.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the

CHOIX, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had $0 in accounts receivable.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company does not have any fixed assets as of December 31, 2021 and 2020.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021 and 2020.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

CHOIX, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

There is no income tax provision for the Company for the period from Inception through December 31, 2021 and 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 and 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues through telehealth patient care. The Company's payments are collected at the time of service. The Company has no deferred revenue as of December 31, 2021 and 2020.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $118,097 and $2,596, respectively, for the years ended December 31, 2021 and 2020.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, which requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)

CHOIX, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY LOANS

From time to time the Company takes advances from members. As of December 31, 2021, and 2020, the balance of the advances from related parties was $40,000 and $40,000, respectively. These advances have no interest rate or specified maturity date.

NOTE 4 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021 and 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – EQUITY

Common Stock

The Company authorized 100 shares of no-par common stock. As of December 31, 2021 and 2020, the Company had 100 shares of common stock issued and outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

CHOIX, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Amended Articles of Incorporation

In May 2022, the Company filed an amendment to the articles of incorporation. The Company increased authorized share of common stock to 16,000,000 with a par value of $0.001 and established 3,100,000 shares of preferred stock with a par value of $0.001. As a result of the amendment there was a 1-for-100,000 stock split for issued shares of common stock.

Stock Issuance

In 2022, the Company issued 1,614,387 shares of preferred stock in exchange for $1,050,000.

Management's Evaluation

Management has evaluated subsequent events through September 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

CHOIX, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Choix, Inc., a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $12,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or

(ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

      (a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

      (b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

      (c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

      (d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

          (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

          (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of California without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Jose, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

CHOIX, INC.

By:
Name: Cindy Adam
Title: Chief Executive Officer
Address: 1299 Fourth Street, Suite 202E, San Rafael, CA 94901
Email: cynthia@mychoix.co

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by CHOIX, INC. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Choix, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:
Choix, Inc.

By:

Name: Cindy Adam, CEO

Date:

EXHIBIT C

Video Transcript

Choix Republic Campaign Video
Transcripted on 09/27/2022

INTRO CARD: Introducing [Choix Logo] Pushing boundaries to expand abortion care access.

All:
We are Choix.

Lauren Dubey:
Choix is a clinician founded telehealth company. Advancing access to quality, affordable, non-judgemental abortion care via telehealth. We are a team of medical experts in abortion care and family planning. And we believe that everyone should be free to make decisions about their bodies, their families and their future.

Cindy Adam:
A lot of what attracted me to abortion and reproductive rights care had to deal with my personal experiences growing up. I held the hands of one of my very good friends through their abortion. It was a really powerful experience because of how much it changed her life at the time and how I imagine it would have changed her life and her options today.

Moira Rashid:
I was in college and I worked for Planned Parenthood in southern California and i really saw first hand the ways that restirctions on abortion care and reproductive healh services had such immense and determinetal impacts on peoples lives. I've seen people travel from other countries. I've seen people travel from other states. I've seen people trying to sleep in their cars. Taking bus rides for 20 plus hours to cross state lines just to get this care.

Aisha Wagner:
During the pandemic, restrictions on mailing abortion medications were lifted. We saw this as an opportunity to revolutionize this vital care. Choix was the first in California to provide abortion care via text and we now serve six states. In two years, we served over 5000 patients. We were one of the first US companies to offer advance provision of abortion pills. That means a person can access abortion medications even before they becom pregrnant.

Moira Rashid:
As we speak, our reproductive freedoms are being dismantled. Every day, more states are imposing bans and restrictions on abortion care forcing patients into increasingly impossible situations. Choix is rising to the occasion. We are an innovative team pushing boundaries as the abortion landscape continues to change and we want to increase acceess and we need your help. And that is why Choix is crowdfunding.

Cindy Adam:
Your investment in Choix will help expand our telehealth platform to all states where abortion remains legal by end of 2023. And it will go to the implementation to a new service called Choix travel which will allow employers to offer support to people in restricted and banned states who need to travel for abortion care. Choix travel will also aid individuals in those states with practical support and travel costs.

All:
Now more than ever, together is the way forward.

END CARD: Help us expand access to abortion care. [CHOIX LOGO] Invest in Choix today.

EXHIBIT D

Testing The Waters Communications



Republic

Company Name	Choix
Logo	choix
Headline	Breaking down barriers to abortion and reproductive care
Slides	







choix
Invest in the future of abortion care.
choix
Compassionate, affordable, and safe abortion care from home
Choix is a telemedicine clinic providing sexual and reproductive healthcare in California, Colorado, Illinois and New Mexico
Learn More >



Abortion care should not stand alone.

Choix sees abortion care as a critical component of healthcare and we offer a range of sexual & reproductive healthcare services.



A B2B model to fuel the expansion of abortion access for anyone that needs travel & logistical support.

Tags	Women Founders, B2C, Crowd SAFE, Social Justice, Healthtech, Coming Soon, Companies, Wellbeing & Longevity, Diversity & Inclusion

Pitch text

Summary

- Created to expand access to high-quality, affordable abortion care
- Founded & led by abortion & reproductive healthcare clinicians
- Mission-driven to remove barriers to abortion access for all people
- Abortion offered as part of a suite of sexual & reproductive health care
- $1M raised to date
- $97k+ avg monthly revenue, 300+ avg monthly patients



Problem

Access to abortion care, a critical & essential part of healthcare, continues to be dismantled

Abortion care is highly stigmatized despite the fact that it is a common & extremely safe form of healthcare.

24%
of women & people with uteruses will have an abortion in their lifetime

14x
Abortion is 14 times safer than giving birth

Abortion medications
are safer
than Tylenol & Viagra

Sources included at end of section.

Access to abortion care is not only a question of whether you can access the medical care itself. Along with financial support, **practical support** — for example, appointment coordination, transportation, overnight housing, child care, and translation — has always been a critical aspect of abortion care. It's this practical support that **helps people navigate the logistics to get the care they need.**





Via Guttmacher as of Sep 25, 2022

Now, as we see more states restrict access to abortion everyday and more and more patients needing to travel for care, **the importance of practical support continues to grow**. People living in states with bans and restrictions have a more difficult time accessing information about how and where to travel for abortion care, and getting support to access that care.

More information about Abortion Care in the US:

Abortion care can be expensive and time-consuming:

- In-clinic medical abortion cost ranges from $500-$800+

- Often requires multiple visits

- 'Cost' does not factor in hidden costs such as additional time off from work, child care expenses, or cost of travel

More about practical support:

People of all walks of life need practical support for abortion care. Non-profit, grassroots practical support organizations have been doing this invaluable work for a long time, and they are working hard to meet the needs of the most vulnerable populations.

However, there is an increased need for practical support post Roe. As more states impose restrictions and pass complete bans on abortion, people living in those states will have a more difficult time accessing information about how and where to travel for abortion care.

Sources*

- 24% of women and people with uteruses will have an abortion in their lifetime

- Abortion is 14x safer than giving birth

- Abortion medications are safer than Tylenol and Viagra

Solution

Choix* pushes boundaries to expand abortion care access

Pronounced "choice"

Expanding access and **breaking down barriers to abortion care is critical** and patients are increasingly turning to telehealth to meet their needs.







choix
SERVICES
ABOUT
LEARN
PATIENT PORTAL
Services
Medication Abortion
Learn More
Advance Provision
Learn More
Are you currently pregnant?
PREVIOUS
NEXT

Choix has been pushing boundaries to expand abortion care access through the use of telemedicine since 2020.

Choix uses technology and innovation to provide people high-quality, non-judgmental, affordable abortion care via telehealth at home.



Currently Serving:
ME
IL
CA
CO
NM
VA

But with restrictions on abortion growing by the day across the country, we understand that telehealth is only part of the solution.

Product



Introducing: Choix Travel
A complement to our Direct Patient Care

Choix Travel is a B2B model expanding abortion access for anyone who needs travel & logistical support



Employers are looking for solutions for how to support their employees seeking abortion care, but may have concerns about privacy and state regulations that pose barriers to accessing care.

Choix will develop a business to business (B2B) arm that works with employers and employee health plans and beyond to support the travel & care coordination needed for people who must travel for abortion, miscarriage or other reproductive healthcare needs that are restricted by the states they are located in.



Choix will provide end-to-end support including:

Travel Logistics & 24/7 support during travel 🚗

Appointment Scheduling 📅

Lodging 🏠

Expenses 💲

24/7 Medical Support

24/7 Full-Spectrum Reproductive Doula Services ♡

—

Building long-term solutions

Infrastructure around Choix Travel will be developed with the intent to **extend the travel support offering to patients who do not have access to benefits through an employer** and lack resources to travel out of state.

The B2B offering will also fund:



- Expansion of support services for all direct patient care: 24/7 support-line, virtual doula services

- Expansion into additional states

- Financial support to non-profit practical support organizations

Direct Patient Care (D2C Offering)

We believe comprehensive sexual & reproductive healthcare is essential — including abortion care. Abortion care is a critical aspect of the care we provide at Choix.

By providing abortion care via telehealth, Choix helps alleviate the financial, logistical, and emotional stress that can come with in-person care. We provide private, discrete, non-judgmental care for patients in the comfort of their own homes. And Choix increases access to highly needed abortion care by saving patients both time and money.



How It Works:

We operate with an asynchronous model of telehealth.



1  Patients complete an online medical questionnaire and create a patient portal account

2 A medical provider reviews the questionnaire within 1 business day



We message with the patient via regular or encrypted text **3**

4 Once approved: medications, educational materials, and instructional video links are sent via our partner pharmacy Honeybee Health.



We support patients throughout the process, including 3 follow-up check-ins. **5**

—

Advance provision of abortion pills

Our newest care offering furthering expansion of abortion care access



Advance provision is one way Choix is meeting patients' reproductive healthcare needs today and in the future. "Advance provision" of abortion pills (mifepristone and misoprostol) allows people to access abortion pills before they are pregnant.

- With advance provision, people who live in or travel to the states we serve can fill out our secure online questionnaire, receive pills in the mail, and have them on hand should they need them in the future.

- For patients who receive abortion pills before becoming pregnant, Choix providers are just a message away. Everyone who uses the Advance Provision service receives access to Choix's patient portal and can contact Choix whenever they are ready to use their abortion pills.

Why access abortion pills before pregnancy?

- For some people, the period between finding out they're pregnant and receiving abortion pills can be extremely stressful, and present a range of legal, logistical and financial hurdles. Advance provision reduces those barriers and provides patients peace of mind by allowing them to keep abortion pills on hand even before they become pregnant.

- Advance provision is legal, safe and just makes sense. Doctors prescribe just-in-case medicine for all sorts of hard-to-predict healthcare scenarios like pain, anxiety, allergies, nausea and infection.

- Abortion is highly stigmatized and politicized, people accessing abortion care, even in states where it is legal, often come to us with an additional feeling of anxiety about whether or not they will be "allowed" to get an abortion when they want one. Advance provision with Choix helps to alleviate stress and put the power to decide back into the hands of the person seeking care. With advance provision people know that they can access care when they need to, with the clinical support they deserve.

More about Medication Abortion

- Medication abortion is an FDA-approved method of ending a pregnancy and has been used in the United States since the year 2000.

- The World Health Organization affirms abortion with pills as an option to safely and effectively end a pregnancy.

- Research shows that when people have accurate information and access to pills they can end a pregnancy safely and effectively in their



own homes.

- The overwhelming majority of people who choose to manage their abortions with medication via telehealth are satisfied with the method and would recommend it to others.
- With telehealth and medication abortion, more of us will have the tools and support to make the best decisions for our own bodies and futures.
- For countless patients in rural areas, communities impacted by clinic closures, or clinics that are overwhelmed from seeing an influx of patients, telehealth provides an additional option for accessing abortion care. Advance provision will make accessing this time-sensitive care easier and less stressful for patients who may need abortion care in the future.
- Telehealth helps make many forms of healthcare more accessible, and abortion should be no different. Everyone should be able to choose the method of abortion care that feels best for them.



Abortion care should not stand alone.
Choix sees abortion care as a critical component of healthcare and we offer a growing suite of sexual & reproductive healthcare services.

- Emergency contraception
- Hormonal birth control options (Pill, Patch, & Ring)
- Non-hormonal birth control services (Phexxi)
- UTI care



- Oral and genital herpes care

- STI Testing for patients receiving abortion care

Traction

Today, Choix is funded & growing

$1M raised to date

- Launched fully remote abortion care offering in October 2020

- First US abortion provider to allow patients to communicate with healthcare professionals exclusively on their own schedule via text

- Launched in California, expanded to another 5 states: CO, IL, ME, NM, and VA

- 2023 goal of expansion to all states where abortion care remains legal



Quarterly Revenue & Number of Patients





- **180+ pieces of coverage** in a wide range of publications from Bloomberg, The Wall Street Journal and Inc. to Ms. and People magazines





Bloomberg
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Technology + Equality
Abortion Pill Startup Choix Raises $1 Million in Venture Capital
A growing number of startups are seeking to provide abortion access through the mail.
Mifepristone Photographer: Phil Walter/Getty Images
By Priya Anand
June 1, 2022 at 3:00 AM PDT
Listen to this article
2:33
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Choix Inc., a startup that provides women with pills that induce an abortion, has raised $1 million in seed funding from venture capitalists, weeks after a report that indicated the Supreme Court was on the verge of overturning Roe v. Wade.
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Abortion Pill Startup Will Sell Meds to Patients Before They Get Pregnant: 'Peace of Mind'
Choix — pronounced "Choice" — is offering abortion pills before patients face unwanted pregnancy
By Vanessa Etienne | Published on September 9, 2022 12:42 PM
PHOTO: GETTY
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BREAKING NEWS
In sign of a new frontier, online clinic offering abortion pills to patients in Illinois and elsewhere who aren't pregnant to save for future use
By Angie Leventis Lourgos
Chicago Tribune • Sep 07, 2022 at 6:42 pm
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An online clinic is offering abortion pills to patients who aren't pregnant in Illinois and several other states, allowing the medication to be kept on hand for future use.
Choix, a California-based reproductive health care startup, launched the service Wednesday to increase access to abortion, particularly after the U.S. Supreme Court overturned Roe v. Wade in June, ending federal abortion protections.
TRENDING: #BeyondRoe Abortion Access Childcare Ukraine-Russia Conflict Title IX Supreme Court Abortion Pills Maternal Health
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Funding Abortion Pills By Mail: 'Abortions Don't Wait'
6/3/2022 by CARRIE N. BAKER
"Telehealth abortion care is the wave of the future," said Sylvia Ghazarian, executive director of WRRAP. "We want to support these services."
California-based Women's Reproductive Rights Assistance Fund (WRRAP) has created a new "abortion pills by mail" program to fund telehealth abortion providers in 20 states.
Ms. Classroom
FEMINIST DAILY NEWS
Biden Moves to Reduce Student Debt
Year In Review: The Taliban in Power
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POPULAR THIS WEEK

- Included in two Journal of American Medicine Association articles using Choix de-identified data:
  - Safety and Efficacy of Telehealth Medication Abortions in the US During the COVID-19 Pandemic
  - Outcomes and Safety of History-Based Screening for Medication Abortion

A deliberate approach to expansion

- We started in Q4 2020 seeing approximately 100 patients a quarter
- Closed Q2 2022 seeing over 1,000 abortion care patients a quarter.

- 2023 EOY goal is to be serving over 1,000 patients a month with our D2C offering

Patients



Sent to my door, half the price. didn't have to make an appointment or talk to anyone about my decision. Choix is amazing.
Everyone has been wonderful and I'd happily recommend to a friend in need.

Direct Quotes from Choix Patients

Abortion Seekers in the US.

Abortion is a normal and essential form of healthcare: 1 in 4 people with periods in the U.S. will have an abortion by the age of 45.

Access to abortion care is critial and lack of access disproportionately impacts low-income communities, communities of color and other underserved communities — heightening broader healthcare inequities.

Many people seeking abortion are already experiencing economic hardships at the time they seek care. In fact, not having enough money to care for a child or another child is the most common reason for seeking an abortion — and being denied a wanted abortion results in even greater economic insecurity.



60%
of abortions are obtained by people in their 20s

49%
of abortion patients live below the federal poverty level

59%
of abortions are obtained by people with children

40 million
people with uteruses of reproductive age live in states hostile to abortion rights

Choix exists to bring patients the accessible, supportive, and non-judgmental abortion care they need — so that individuals, families, and communities can live the lives they want to lead.

We are committed to addressing systemic inequities and barriers to abortion access, and working to reach patients who need to access care most by:

- Building partnership strategies with local abortion funds & practical support organizations

- Providing care to young people

- Having Spanish-speaking clinicians and offering other translation services

- Prioritizing the creation of a dual English-Spanish website

- Working toward acceptance of Medi-Cal

- Using language that reflects the diverse experiences of those seeking abortion care

- Offering sliding scale payment options that allow people with fewer financial resources to pay less

- Focusing on reducing potential technological barriers to care by prioritizing mobile over desktop performance and speed

Current Choix patients

As of September 25, 2022



Choix minimizes the amount of information we ask from our patients by ensuring that it is medically and legally necessary, or helps us better measure the impact to different communities seeking abortion care.



5000+ Patients Served

7000+ Accounts Created

Average age of **30** with an overall range from 15 to 49

99% of patients surveyed would recommend Choix to a friend

4.6 out of **5** Overall satisfaction rating by patients surveyed




The nurse practitioner was amazing, she answered every question I had throughout the process. I really apprecaite everything the did for me.
Thank you from the bottom of my heart.

Direct Quotes from Choix Patients

Partners & Referral Networks

- AbortionFinder.org & INeedAnA.com
- Abortion Freedom Fund
- Access CA
- California Abortion Alliance Member
- Chicago Abortion Fund
- National Abortion Federation Member Clinic
- Plan C Pills
- Reprocare
- UCSF CHAT Study

Business Model

Choix Travel:
A new B2B expansion

The creation of the B2B model will **fuel infrastructure and operations to extend travel support to patients who do not have access to benefits through an employer** and lack resources to travel out of state. The revenue from this channel will also **support general expansion of the current direct to patient care offering.**

B2B model overview

 **1** **Choix Travel will work with employers, employee health plans, and beyond to support all of the travel & care coordination needed by people traveling for abortion, miscarriage or other reproductive healthcare needs that are restricted by the states employees are located in.**



 **Employers will pay a fixed monthly rate per employee, for their employees and their family members for Choix Travel.** **2**

3 **If an employee wants to use their benefit, they simply sign up with Choix and proceed with care.**

 **Employee travels for care, coordination of care and expense coverage will be managed by Choix.** **4**



Choix's current abortion care model

Direct patient care via telemedicine





- Choix is a direct to consumer (DTC) healthcare provider.
- Our abortion care is a bundled service: everything (consultation, prescriptions, shipping, and follow up visits) is included in a flat cost to the patient.



$175   **$350**

- In order to improve access, we recently began offering all abortion care on a sliding scale. If patients need financial assistance, they can pay less on the scale. When patients choose to pay more on the scale (up to $350), this helps us support people who need care and cannot afford the full cost.

- Our other healthcare services are consultation based ($15-$20 each) and medications are paid for by the patient directly (cash or insurance).

Market

Employee repro-benefits in the US: >$2B

Including travel benefits



Post Roe, many employers have shared their support for abortion access and publicly stated that they are committed to supporting employees who need access to abortion care and other crucial reproductive healthcare.

Over 170 companies, across many industries and representing ~6.5 million employees, have publicly expressed their support for abortion care travel. The average amount of covered travel for companies that have pledged is $4,500 per employee.

US employer healthcare represents an overall market of close to **$1 trillion** per year.

Over 85 million people in the US get their healthcare (and their families) from their employer.

While traveling for healthcare is not a new idea, **including it as a broad benefit** for employees, and their families, is.

At least **175 companies** with ~6.5 million employees have already publicly stated they **want something like Choix Travel.**

The Rhia Ventures #WhatAreYourReproBenefits guide lists many of the employers who have pledged their support for employees seeking to access abortion care, as does Don'tBanEquality. We know that these employers are looking for solutions for how to support their employees, but may have concerns about privacy and state regulations that pose barriers to accessing care. For many of their employees, the best or only option for affordable travel would be to utilize their employer benefits for care.

—

Broad reproductive healthcare market in US:

$10B+ annually

- Aligns with Choix's long term vision of providing care from your first period through your last.

- Includes anyone in the U.S. with a uterus between the ages of 13–54

Competition

Uniquely positioned at the intersection of travel & reproductive health

Most healthcare travel agencies in the US are focused on international healthcare travel, so there are no direct competitors that we are aware of in the US. We are aware that many employers have created solutions internally to support their employees, but these solutions are generally not the full-service support for abortion and reproductive health, travel, and medical support that Choix Travel will provide.

—

We consider other abortion care providers colleagues, not competitors

As healthcare providers committed to reproductive freedom, we believe that the more healthcare providers offering abortion care — the better. We consider other abortion providers to be our colleagues and allies. The more medical providers offering abortion care, the stronger our community becomes and the more we dismantle the stigma and barriers to abortion care. When options for care increase, so does social acceptance and understanding around abortion care.

There is not one solution to increasing access to abortion and every abortion provider has different strengths to offer. Expanding abortion access requires ensuring that all forms of abortion care remain available and patients can access the method that works best for them — whether that be at a brick-and-mortar clinic or through a telehealth platform.

—

Where Choix shines as a company is in its drive to innovate in abortion care access during a time when restrictions are ever-growing.

1. **Choix is a majority clinician-founded company** with a vision of using telemedicine to expand access for all people who seek safe and affordable abortion care from the privacy of their own homes.

2. **Choix was the first healthcare provider to offer asynchronous abortion care in the US** (appointment free care via online medical questionnaires and text) and the first healthcare provider in California to offer abortion care via telehealth to people in California.

3. **In addition to abortion care, Choix provides an entire suite of sexual and reproductive healthcare.** Choix sees abortion as one critical part of healthcare, not a standalone service.

4. Choix is a platform **designed with both patients and providers** in mind to allow our care to be convenient, efficient, and secure.

5. **Choix is one of the first companies in the United States to offer medication abortion through advance provision,** allowing patients to request abortion pills they can have on hand even before they're pregnant. This is a major milestone in the movement for accessible abortion care for everyone who needs it.

6. **Choix serves young people 15+ via telehealth** while most telehealth providers only serve people 18+.



The abortion care landscape

US-based businesses offering abortion care via telehealth

Non-profit organizations offering abortion care

HeyJane

FPA (California)

Wisp

AidAccess

Planned Parenthood

CaraFem

AbortionOnDemand

JustThePill

ForwardMidwifery

Vision And Strategy

Advancing access to safe, affordable abortion care

Choix innovates to expand access to high-quality, supportive & non-judgmental abortion & sexual & reproductive healthcare.

With abortion access no longer protected by the constitution — and with threats to other reproductive healthcare, like emergency contraception and birth control pills, potentially on the rise — we are working harder than ever to continue expanding access and alleviate barriers to both abortion care and other essential reproductive healthcare services.



Through our services, we are committed to addressing systemic inequity and expanding access to healthcare for all.

—

Looking towards the future

Goals for 2023 & beyond

- Developing ReproBenefits business model to support patients who need to travel to receive care and the companies that are offering such benefits to their employees.

- Addition of 24/7 medical and doula support for all patients

- Providing care in every state where abortion care is legal by the end of 2023

- Creation of a Spanish language website, expansion of interpretation and translation services

- Medicaid pilot and acceptance

- Miscarriage management service pilot

- Deepen partnership strategies with local abortion funds, practical support and reproductive justice organizations

- Subscription service for all sexual and reproductive health services: a monthly fee for unlimited access to medical consults with our providers and doulas for any of our reproductive health services.

- Develop Gender Affirming Care

- Offering PrEP/PEP (medications to prevent HIV transmission)

- Expansion of sexual and reproductive healthcare services including Vaginitis, STI Testing, and STI Treatment

Impact

Innovating abortion care to expand access



Choix is driven by its mission of expanding access for all people who seek safe and affordable abortion care through the method that works best for them.

We are committed to addressing systemic inequities and barriers to abortion access through:

- Sliding scale of payment options that allow people with fewer financial resources to pay less

- Building partnership strategies with local abortion funds & organizations

- Spanish-speaking clinicians

- Providing care to young people

- Working toward acceptance of Medi-Cal

- Focus on lessening potential technological barriers to care by prioritizing mobile over desktop & performance / speed

Our Values

Cultivate Compassion.
We meet people where they are and bring them empathetic, supportive and non-judgmental care.

Champion Equity.
We fight to remove barriers in every aspect of our work, for everyone.

Pursue Excellence.
We build on our expertise and will never stop learning and innovating.

One of the first US-based companies to offer advance provision of abortion pills

Advance provision is the ability to access abortion pills before a person is pregnant. This offering in combination with telehealth helps people overcome financial and logistical barriers to abortion care. It especially helps people who:

- Are unable to access an abortion quickly.

- Know that they will be logistically unable to travel long distances or out of state, or available on multiple days to access either surgical or medication abortion due to childcare, work, school, or other schedule restrictions.

- Live in a part of the United States where abortion bans exist in surrounding states over large geographic areas and need to access care elsewhere.

- Are unable to easily access abortion care because they may be in unsafe domestic situations.

- Are seeking privacy and discretion from unsupportive family or community members.

———

Public Health & Research Impact

We partnered — and continue to partner — with researchers at UCSF to provide data on our patient outcomes, and we have an ongoing relationship with UCSF via the CHAT Study.

- Our data was utilized in JAMA as part of the first published study in the US on fully remote care and submitted to the FDA as part of its review of the Risk Evaluation and Mitigation Strategy (REMS) on Mifepristone.

- We are asking patients to share their reasons for accessing Advance Provision to better understand motivations and develop a knowledge base around expanding access to this care.



Funding

$1M raised to date

- We bootstrapped the company and launched in three major states (California, Illinois, Colorado) during the pandemic, before having access to any outside capital.

- In May of 2022 we secured Elevate Capital as our lead investor ($1M)

- We have raised additional funding with 5 angel investors

- We are continuing to fundraise, all while those of us in the reproductive care space face arguably one of the most critical healthcare and social justice issues of our time.

Founders

Founded & led by practicing medical professionals

Choix was founded by practicing clinicians who recognized the critical need for expanded access to abortion care and were frustrated by the lack of abortion care offered via telemedicine despite its safety and efficacy.

And now we are more committed than ever to do our part to ensure that people have equitable access to the care they want and need.

The Founding Faces of Choix

Aisha Wagner
PHYSICIAN
Co-Chief Medical Officer



Planned Parenthood, Community Health Center

Cindy Adam
NURSE PRACTITIONER
Chief Executive Officer



The Pill Club, East Bay Women's Health Center

Lauren Dubey
NURSE PRACTITIONER
Chief Nursing Officer



Planned Parenthood, HIMS

Mark Adam
BUSINESS & TECH
Chief Technology Officer



Akamai Technologies



Aisha Wagner, MD
Co-Chief Medical Officer & Founder

Dr. Wagner graduated from the UCSF-SFGH Family Medicine residency, and completed the Reproductive Health Access Project fellowship in NYC and the Leadership Training Academy through Physicians for Reproductive Health — both focusing on advocacy for equity and access within the abortion world. She currently works at an FQHC in Los Angeles and contracts for Planned Parenthood Los Angeles. As a Black physician she draws pride in serving communities of color, and strives to bring a reproductive justice framework into her learning, teaching, and patient care.

Dr. Wagner did her undergraduate studies at University of Puget Sound, attended medical school at University of Southern California and completed residency at the University of California San Francisco Family and Community Medicine Residency Program.

Cindy Adam, FNP
CEO & Founder

Cindy completed her Master's Degree in Nursing at the University of California in San Francisco. She started her nursing career practicing full scope primary care with the Santa Rosa & Santa Cruz Community Clinics. She specialized in sexual & reproductive heathcare through her work with the SF Department of Public Health, in private practice with a local obgyn, and was one of first nurse practitioners with an early stage contraceptive care telehealth provider. Cindy also had the pleasure of working with UCSF's Advancing Standards in Reproductive Health Turnaway Study on the experiences of people seeking abortions.

Cindy & Lauren Dubey, Chief Nursing Officer for Choix, won the National Abortion Federation 2022 Clinicians in Abortion Care Leadership Award for their work advancing the scope of NP practice through their work at Choix.

Lauren Dubey, FNP-C
Chief Nursing Officer & Co-Founder

Lauren completed her Master's Degree in Nursing at the University of California in San Francisco in Family Nursing. She started her nursing career at Planned Parenthood, where she quickly become the official staff trainer for advanced clinical services in prenatal care, abortion care, and ultrasound.

Before co-founding Choix — during her time with PPLA, Femme, Bailey Health/You Health, Hims & Hers & Maven Clinic — she gained extensive experience providing both urgent and ongoing gynecologic healthcare services to women across the lifespan in person and via telehealth. Lauren and Cindy Adam, CEO of Choix, won the National Abortion Federation 2022 Clinicians in Abortion Care Leadership Award for their work advancing the scope of NP practice through their work at Choix.

Mark Adam
President, CTO, and Co-Founder

Mark received his Bachelor of Science in Computer Engineering from The George Washington University, and his Masters of Science from George Mason University. He has been involved in all aspects of creating and building online experiences throughout his work history. Most recently, before he transitioned to Choix full-time, he was an Enterprise Architect Director for Akamai Technologies. In that role he was responsible for the consulting teams that worked with the largest and most technologically complex companies online to improve their customers' online experience, and has brought that experience to building and operating Choix.

The Team

We are an experienced team of nurse practitioners, physicians, and professionals — combined we have decades of experience in reproductive healthcare that contributes to our expertise and approach. We all have a story that shaped our commitment to reproductive and abortion care — for us, it's personal and a calling.

    

    

Team



	Cindy Adam	Co-Founder & Chief Executive Officer
	Jen Giroux	Chief Brand Officer
	Aisha Wagner	Co-founder & Co-Chief Medical Officer
	Melissa Madera	Head of Research and Partnerships
	Moira Rashid	Co-Chief Medical Officer
	Mark Adam	Co-Founder, President & Chief Technology Officer
	Nitin Rai	Board Member
	Rhonda Pitman	Chief Financial Officer
	Lauren Dubey	Co-founder & Chief Nursing Officer

Perks



FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.





From: **Choix** outreach@choixhealth.com
Subject: Help us expand access to abortion care.
Date: October 3, 2022 at 8:02 AM
To: Numerous Recipients

choix

Help us **expand access** to abortion care.

Dear Mark

My name is Cindy Adam, and I am one of the founding clinicians, and CEO of Choix, an abortion care and sexual & reproductive telehealth clinic.

Abortion access is being dismantled before our eyes.

At Choix, we believe everyone should have the freedom to make their own decisions about their bodies, their families and their future. Whether you are a friend, family member, colleague, or investor, we are reaching out to you today as a **supporter of reproductive rights**.

In 2020, our team of experienced abortion and sexual & reproductive health providers founded Choix with a mission: to use telehealth to expand access to safe, affordable, abortion care for everyone. **We knew that Roe was never enough.** Many communities already faced severe restrictions around their ability to access abortion care and other critical healthcare long before the Roe was overturned, and the restrictions to access care have only increased.

In order to continue to expand abortion access and innovate the ways that people access care, we need your support.

Choix is excited to announce the launch of our reservation page for our upcoming public investment campaign on Republic.

LEARN MORE

By supporting Choix with a future investment, you will help us:

- **Expand** our geographic footprint to offer abortion care and our suite of sexual & reproductive telehealth offerings **to every state where abortion care remains legal by 2023**.
- **Develop Choix Travel**: a B2B offering that will provide resources to employers, brick & mortar clinics and practical support organizations in order to **support the travel & care coordination needed for people who must travel for abortion**, miscarriage or other reproductive healthcare needs that are restricted by the states they are located in.
- Expand support services for all direct patient care to include **24/7 medical and doula support**.

Pledge an investment to support the expansion of abortion access today!

In the next few weeks, our campaign on Republic will open for investment but in the meantime you can support us today by pledging your support before the official opening. To learn more about how to support our work, visit https://republic.com/choix.

We are excited to **share ownership of Choix with anyone to wants to support a company committed to the expansion of accessible, supportive, and non-judgmental abortion care**. Access to abortion care is more essential than ever and all sexual & reproductive healthcare is critical to our collective health and well being.

Now, more than ever, we believe together is the way forward and we hope you will join us on this journey.

Thank you,
Cindy, Jen, Lauren, Mark, Rhonda, Gina and Maria.

See terms & conditions for our Reservation Campaign at republic.com.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

choixhealth.com

 

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